MJ HARVEST, INC.

9205 West Russell Road, Suite 240

Las Vegas, Nevada 89139

January 7, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MJ Harvest, Inc.
Registration Statement on Form S-1 (File No. 333-234048)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MJ Harvest, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-234048) and declare the Registration Statement effective as of Thursday, January 9, 2020, at 11:00 a.m., Eastern time.

Please contact the undersigned at (509) 994-3248, or Gary R. Henrie, Attorney at Law at (307) 200-9415, with any questions. Also, please notify Mr. Henrie when this request for acceleration has been granted.

Very truly yours, MJ Harvest, Inc.

	By:	/s/ Brad Herr
Name: Brad Herr Title: Chief Financial Officer

cc: Gary R. Henrie, Attorney at Law